

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

January 31, 2008

Mr. Gary Rodkin
Chief Executive Officer
ConAgra Foods, Inc.
One ConAgra Drive
Omaha, NE 68102-5001

> **RE:** **ConAgra Foods, Inc.**
> **Form 10-K for the Fiscal Year Ended May 25, 2007**
> **Filed July 25, 2007**
> **Schedule 14A**
> **Filed August 17, 2007**
> **File No. 1-07275**

Dear Mr. Rodkin:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A

General

1. Please confirm in writing that you will comply with the following comments in all future filings. Provide us also with an example of the disclosure you intend to use. Please understand that after our review of your responses, we may raise additional comments.

Executive Compensation, page 13

2. Please expand the compensation discussion and analysis to identify material differences in compensation policies with respect to individual executive officers. For example, explain the reasons for the significant differences between the CEO's and the other named executive officers' payout under the MIP, the options granted under the Long-Term Program and the grant of performance shares. We direct you to Section II.B.1 of Release 33-8732A.

3. Please disclose the actual performance goals established, such as the EBIT and ROAIC goals used to determine the award of performance shares. If you believe that you are not required to disclose the goals, please provide us with analysis supporting your position. See Instruction 4 to Item 402(b) of Regulation S-K. To the extent that you have an appropriate basis for omitting the information, discuss how difficult it would be for you to achieve the undisclosed goal.

4. Discuss your policies for determining and allocating between long-term and current compensation, as well as in determining and allocating between cash and non-cash compensation. See Item 402(b)(2)(i) and Item 404(b)(2)(ii) of Reg. S-K.

Form 10-K for the Year Ended May 27, 2007

Note 1. Summary of Significant Accounting Policies, page 49

General

1. Please disclose your accounting policy related to shipping and handling fees billed to customers and the classification of shipping and handling costs in your statements of earnings. If shipping and handling costs are not included in cost of sales, please disclose the amounts of such costs and the line item(s) on your statements of operations that include them pursuant to EITF 00-10.

Marketing Costs, page 52

2.      We note that you incur various types of marketing costs in order to promote your products, including retailer and consumer incentives.  You recognize the cost for each of these types of marketing activities as a reduction of net sales or as selling, general and administrative expense.  Please clarify if your incentives include free products or services as contemplated by paragraph 10 of EITF 01-9.

Accounting Changes

3.      We note your disclosure that indicates that you adopted a change in your accounting for interim advertising costs and that you now expense these costs as incurred and no longer  estimate the benefit period of the advertising on an interim basis.  Please address each of the following:

  ▪   Please explain why you believe this represents a change in accounting policy.

  ▪   It appears that you may need to file a preferability letter with respect to this change in accounting policy. Please explain. Refer to Item 601(b)(18)

  ▪   Please clarify whether or not the costs benefit two or more interim reporting periods and explain how your current accounting policy complies with paragraph 16(a) and (d) of APBO No. 28.

Note 9. Senior Long-Term Debt, Subordinated Debt and Loan Agreements, page 65

4.      We note that you exchanged $500 million of debt in December 2006.  Please summarize your analysis in determining why this exchange was not an extinguishment due to a substantial modification of terms or an exchange of instruments.

Form 10-Q for the Quarterly Period Ended November 25, 2007

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 25

Cash Flows, page 35

5.      We note that you have experienced an increased inventory balance in your Trading and Merchandising segment for all periods presented. Please tell us and disclose the business developments that underlie the reasons for such increases.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

With respect to all accounting comments, you may contact John Cannarella at (202) 551-3337, or in his absence Jill Davis, at (202) 551-3683.  With respect to all legal comments, you may contact Michael E. Karney at (202) 551-3847 or, in his absence, me at (202) 551-3611 with any other questions.  Direct all correspondence to the following ZIP code:  20549-7010.

Sincerely,


Anne N. Parker
Branch Chief


cc:     J. Cannarella
        M. Karney